Exhibit 99.1

Ballard Power Systems Inc.

Media Release

Ballard Congratulates MGE UPS SYSTEMS on Finalist Nomination for Fuel Cell-Powered Pulsar EX RT UPS

Fuel Cells Enable Ultra-Long Backup, Making Pulsar EX RT a Contender for Best of Interop Awards at NetWorld+Interop 2004 Las Vegas

For Immediate Release - May 11, 2004

Las Vegas, NV - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is pleased to announce that its Nexa® RM Series fuel cell modules are key components in the Pulsar EX RT, MGE UPS SYSTEMS’ product recently chosen as a finalist in the NetWorld+Interop Best of Interop Awards competition hosted byCMP Media LLC’s CRN, Network Computing, VARBusiness and Network Magazine. MGE’s Pulsar EX RT Uninterruptible Power Supply (UPS), powered with Ballard’s Nexa® RM Series fuel cell modules, was selected for its innovation in the network servers and peripherals category. Category winners will be selected at the show and announced at an awards ceremony at the Las Vegas Convention Center this evening. During the show, MGE and Ballard will demonstrate this groundbreaking backup power system at MGE’s booth #2501.

CMP Media’s four premier information technology publication editors reviewed more than 150 new product submissions and selected three finalists from 10 different categories. By identifying innovative products debuting at NetWorld+Interop, the Best of Interop Awards assist in the quest for creative solutions, and enable information technology and network managers to shorten the evaluation process in assessing new technology products.

“Being recognized as a finalist for the Best of Interop Awards demonstrates that the acceptance of Ballard® fuel cells for backup power applications is gaining momentum,” noted Ross Witschonke, Ballard’s Vice President, Sales & Marketing. “MGE’s innovative use of Ballard’s Nexa® fuel cell module validates the flexibility of our technology and demonstrates the ease in implementing fuel cells into critical application products.”

Introduced in April 2004, MGE’s Pulsar EX RT UPS uses Ballard’s Nexa® RM Series fuel cell modules to provide virtually unlimited backup power for critical network systems as long as hydrogen fuel is supplied. With proven double-conversion online technology, the new rack system offers power protection optimized for maximum reliability and long backup times for high-density IT applications and servers. The hydrogen, which is contained in replaceable cylinders, is piped directly to the fuel cell module. Like a battery, the fuel cell module produces DC voltage that is then bussed to the UPS. Scaleable fuel cell modules are ideally suited to meet the needs of the UPS and telecommunications markets, where the limitations of batteries - including inadequate runtimes, ongoing maintenance, periodic replacement and disposal, and excessive weight and floor space requirements - have long presented difficulties for applications requiring backup in excess of one hour.

“When selecting finalists for the Best of Interop Awards, we’re looking for products that stand out from the competition by providing a unique solution to a problem or one that blazes new territory in the networking arena,” explained Ron Anderson, lab director for Network Computing and head of the joint editorial judging for the Best of Interop Awards. “Winners of the Best of Interop at NetWorld+Interop 2004 Las Vegas will be selected at the show and announced at an awards ceremony on Tuesday, May 11, 2004, at the Las Vegas Convention Center.”

Total cost of ownership for the Pulsar EX RT UPS powered with Ballard’s Nexa® fuel cell modules is comparable to a traditional UPS with an external battery plant. As an authorized worldwide (excluding Japan) distributor and service provider for Ballard® fuel cell power generation products, MGE offers service and support for Ballard’s Nexa® fuel cell modules and AirGen™ fuel cell generators. MGE has more than 170 factory service centers throughout the world. For more information, contact MGE UPS SYSTEMS at 800-523-0142 or via their web site at: www.mgeups.com/us.

For more information on the Nexa® RM Series fuel cell module and other Ballard® fuel cell products, please visit Ballard’s website at www.ballard.com.

MGE UPS SYSTEMS, INC. is a world leader in providing high quality power solutions that increase power availability and system uptime to PCs and enterprise-wide networks, mission-critical telecommunication systems, and industrial/manufacturing processes.

CMP Media LLC is a leading integrated media company providing essential information and marketing services to the entire technology spectrum - the builders, sellers and users of technology worldwide.

MediaLive International is a producer of the world’s best-known events, related media and marketing services for technology buyers and sellers.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com